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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

e-Net Financial.Com Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26874T 10 4

(CUSIP Number)

Michael P Roth 575 Anton Blvd. Ste 300, Costa Mesa Ca 92626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

10/16/00

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1. Michael Roth 2. H-Group LLC 3. M-Corp Financial Services 4. Host Hospitality Management Group 5. Kingstreet Guaranty Inc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 2,090,531
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,090,531
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Michael Roth                                        2,090,531
H-Group LLC                                        1,000,000**
Host Hospitality Group                       1,000,000**

Individually:
Michael Roth                                              90,531
**Reporting Person retained interest stated above for total amount of 2,090,531

M-Corp Financial Services Inc           1,000,000***
Kingstreet Guaranty Inc                      1,000,000***

***Reporting person sold Kingstreet in a private transaction
***Reporting person sold M-Corp Financial in a private transaction

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) approx 9%
14	TYPE OF REPORTING PERSON OO H-Group is a LLC 1,000,000 CO Host Hospitality 1,000,000 CO M-Corp Financial 1,000,000 CO Kingstreet Guaranty Inc 1,000,000 Michael Roth IN 90,531

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/06/00
Date

/s/ Michael Roth

Signature

Michael Roth –Officer and Sole Shareholder H-Group LLC

Name/Title